

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2022

Apollo Strategic Growth Capital
9 West 57th Street 43rd Floor
New York, NY 10019

**Re:**     **Amendment No. 3 to Registration Statement on Form S-4**
**Exhibit Nos. 10.4, 10.26, 10.28, 10.28.1, 10.29.1, 10.29.5, 10.29.6 and 10.29.7**
**Filed April 19, 2022**
**File No. 333-261820**

Dear Mr. Patel:

        We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                Sincerely,

                Division of Corporation Finance